

Mail Stop 4628

June 13, 2018

M. Jay Allison
Chairman of the Board and Chief Executive Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

> **Re: Comstock Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2018**
> **File No. 001-03262**

Dear Mr. Allison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Audited Financial Statements of the Bakken Shale Properties, page A-1

1.   We note that you have presented audited statements of assets acquired and liabilities assumed and statements of revenues and direct operating expenses for the oil and natural gas properties to be contributed by the Jones Partnerships (i.e., Arkoma Drilling, LP and Williston Drilling, LP) in exchange for shares of your common stock. As the disclosure in your proxy indicates that the Jones Partnerships is the accounting acquirer in the proposed transaction, describe your basis for presenting abbreviated financial statements rather than full audited financial statements. Refer to Item 14 of Schedule 14A and Item 17 of Form S-4.

2.   Provide us a comprehensive analysis supporting your conclusion that the Jones Partnerships is the accounting acquirer in the proposed transaction, including your consideration of each factor outlined in FASB ASC paragraphs 805-10-55-11 through 805-10-55-14.

3.   Tell us whether the oil and natural gas properties to be contributed by the Jones Partnerships meet the definition of a business pursuant to FASB ASC paragraphs 805-10-55-3A through 805-10-55-9. Include sufficient detail describing the nature of these properties as part of the analysis in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources